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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

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                                                          OMB APPROVAL
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                                                  OMB Number:      3235-0058

                                                  Estimated average burden
                                                  hours per response. . . . 2.50
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                                                          SEC FILE NUMBER

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                              FORM 12b-25              ---------------------
                                                           CUSIP NUMBER
                      NOTIFICATION OF LATE FILING
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(CHECK ONE):
/ /Form 10-K    / /Form 20-F    / /Form 11-K    /X/Form 10-Q    / /Form N-SAR

     For Period Ended:     September 30, 1995
                      ---------------------------
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended: ____________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                          MORRISON KNUDSEN CORPORATION
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Full Name of Registrant

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Former Name if Applicable
                             MORRISON KNUDSEN PLAZA
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Address of Principal Executive Office (STREET AND NUMBER)
                               BOISE, IDAHO 83729
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule 12b-
               25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                                 (SEE EXHIBIT A)


                                                 (ATTACH EXTRA SHEET IF NEEDED)
                                                 SEC 1344 (11-91)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gregg A. Crockett                     208             386-5924
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               (Name)                        (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                            /X/ Yes   / / No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            /X/ Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 (SEE EXHIBIT A)

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                          MORRISON KNUDSEN CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 15, 1995                By   /S/ GREGG A. CROCKETT
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                                             Gregg A. Crockett
                                             Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                    EXHIBIT A


PART III - NARRATIVE

The registrant, whose fiscal year ended December 31, 1994, cannot file its quarterly report on Form 10-Q for the quarter ended September 30, 1995 within the prescribed time period because the registrant has been unable to timely complete its quarter-end closing and prepare financial statements for its quarterly report on Form 10-Q.


PART IV - OTHER INFORMATION

The registrant's results of operations for the quarter ended September 30, 1995 will reflect a net loss of approximately $90 million compared to a net loss of $3 million for the corresponding period for 1994. Operating results for the quarter ended September 30, 1995 were adversely affected by approximately (i) $48 million for losses from discontinued operations including the disposal of the registrant's Transit operations and the proposed sale of its 65% owned subsidiary, MK Rail Corporation, (ii) $25 million from recognition of anticipated losses on certain fixed-price contracts, (iii) $10 million increase in general and administrative expenses for additional compensation and legal and other professional fees associated with litigation and financial restructuring, and (iv) $7 million increase in interest expense.